Filed by Shire plc

pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange

Act of 1934

Subject Company: Baxalta Incorporated

Commission File No. 001-36782

FORWARD-LOOKING STATEMENTS

Statements included herein that are not historical facts, including without limitation statements concerning our 10x20 ambitions and targets, our proposed combination with Baxalta Incorporated (“Baxalta”), and the timing and benefits thereof, including our 20x20 ambition that targets $20 billion in combined product sales by 2020, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially adversely affected. The risks and uncertainties include, but are not limited to, that:

•                  Shire’s products may not be a commercial success;

•                  product sales from ADDERALL XR® and INTUNIV® are subject to generic competition;

•                  the failure to obtain and maintain reimbursement, or an adequate level of reimbursement, by third-party payers in a timely manner for Shire’s products may affect future revenues, financial condition and results of operations;

•                  Shire conducts its own manufacturing operations for certain of its products and is reliant on third party contract manufacturers to manufacture other products and to provide goods and services. Some of the Shire’s products or ingredients are only available from a single approved source for manufacture. Any disruption to the supply chain for any of the Shire’s products may result in Shire being unable to continue marketing or developing a product or may result in Shire being unable to do so on a commercially viable basis for some period of time;

•                  the manufacture of Shire’s products is subject to extensive oversight by various regulatory agencies. Regulatory approvals or interventions associated with changes to manufacturing sites, ingredients or manufacturing processes could lead to significant delays, an increase in operating costs, lost product sales, an interruption of research activities or the delay of new product launches;

•                  Shire has a portfolio of products in various stages of research and development. The successful development of these products is highly uncertain and requires significant expenditures and time, and there is no guarantee that these products will receive regulatory approval;

•                  the actions of certain customers could affect Shire’s ability to sell or market products profitably. Fluctuations in buying or distribution patterns by such customers can adversely affect Shire’s revenues, financial conditions or results of operations;

•                  investigations or enforcement action by regulatory authorities or law enforcement agencies relating to Shire’s activities in the highly regulated markets in which it operates may result in significant legal costs and the payment of substantial compensation or fines;

•                  adverse outcomes in legal matters and other disputes, including Shire’s ability to enforce and defend patents and other intellectual property rights required for its business, could have a material adverse effect on Shire’s revenues, financial condition or results of operations;

•                  Shire faces intense competition for highly qualified personnel from other companies and organizations. Shire is undergoing a corporate reorganization and was the subject of an unsuccessful acquisition proposal and the consequent uncertainty could adversely affect Shire’s ability to attract and/or retain the highly skilled personnel needed for Shire to meet its strategic objectives;

•                  failure to achieve Shire’s strategic objectives with respect to the acquisition of NPS Pharmaceuticals, Inc. may adversely affect Shire’s financial condition and results of operations;

•                  Baxalta will refuse to negotiate with Shire, and the parties will be unsuccessful in negotiating a transaction;

•                  if a transaction is negotiated, the transaction may not be completed due to failure of closing conditions, including any shareholder approvals

•                  the businesses may not be integrated successfully, such integration may be more difficult, time-consuming or costly than expected, or the expected synergies and other benefits of the transaction may not be realized;

•                  disruption from the proposed transaction makes it more difficult to conduct business as usual or maintain relationships with patients, physicians, employees or suppliers;

•                  the combined company may not achieve some or all of the anticipated benefits of Baxalta’s spin-off from Baxter International, Inc. (“Baxter”), and the proposed transaction may have an adverse impact on Baxalta’s existing arrangements with Baxter;

•                  the failure to achieve the strategic objectives with respect to the proposed combination with Baxalta adversely affects the combined company’s financial condition and results of operations;

•                  and other risks and uncertainties detailed from time to time in Shire’s filings with the US Securities and Exchange Commission (the “SEC”), including its most recent Annual Report on Form 10-K, and Baxalta’s filings with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Third Party-Sourced Information

All information in this communication regarding Baxalta, including its businesses, operations and financial results, was obtained from public sources. While Shire has no knowledge that any such information is inaccurate or incomplete, Shire has not verified any of that information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Shire has made for a business combination transaction with Baxalta. In furtherance of this proposal and subject to future developments, if Shire and Baxalta agree on a negotiated transaction, Shire and Baxalta may file one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Shire and/or Baxalta may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF SHIRE AND BAXALTA ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SHIRE, BALXALTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Shire’s Investor Relations department at Shire plc, Attention: Investor Relations, 300 Shire Way, Lexington, MA 02421 or to Shire’s Investor Relations department at +1 484 595 2220 in the U.S. and +44 1256 894157 in the UK or by email to investorrelations@shire.com.

Certain Information Regarding Participants

Shire and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Shire’s directors and executive officers in Shire’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015. Additional information regarding the special interests of these directors and executive officers in the proposed transaction will be included in one or more registration statements, tender offer statements, prospectuses, proxy statements or other documents filed with the SEC if any when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Shire as described above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Shire’s Presentation at the Morgan Stanley Global Healthcare Conference

Event Date: 09/17/2015

3:30 pm EDT

Participants

•                  Nicolas Guyon-Gellin, Analyst, Morgan Stanley

•                  Flemming Ornskov, CEO, Shire

Nicolas Guyon-Gellin:

So, good afternoon everybody and thank you very much for attending the Shire’s session. So, my name is Nicolas Guyon-Gellin and I’m one of the Pharmaceutical Analyst, European based in London. So, it is very much my pleasure today to introduce Flemming Ornskov, Chief Executive Officer of Shire.

And just before we get started, I just want to point you to some important disclosures. Morgan Stanley is acting as an advisor to Shire in the Baxalta transaction and therefore it is in the full restriction with no comments allowed about investment views, ratings, fresh targets or the proposed transaction. You can find additional details on the Morgan Stanley website under the Research portal.

So to start with I would like to invite Flemming to make some introductory remarks before we start with the Q&A session with a couple of questions of my own, but once again not deal related. Please feel to raise your hand if you got any question you felt. Thank you very much, over to you Flemming.

Flemming Ornskov:

Well, thank you very much. Thanks for the opportunity to address you today. I’m sure this is - a lot of meetings for you and a lot of information. So I’ll try to be crisp and clear and concise. I would imagine if I told you upfront and not going to talk about Baxalta and lifitegrast you’d be rather disappointed. And I have mentioned it’s not good to disappoint you audience. So I will promise you that we will talk about that. So, I think we’re all living in a time where people almost think that everything happens immediately or instantly accessing information and it feels like yesterday was a month ago, but some of the information I’m going to share with you today will request a little bit of your patience. So if you want to understand both the lifitegrast, if you want to understand Baxalta and if you want to understand Shire and if you want to understand me and my management team, you need to think in a decade. I took over and put a new management team in place in 2013. I sat down with the Board of Directors, went to see the key stakeholders and together with my management team I basically laid out a 10 year plan for the company.

That plan basically had three elements. The first element was basically that Shire at the age of 27, although a great company still had some opportunities for improvement. So we spend the last two and half plus years getting the house in order. Meaning, we have created internal synergy, extracted significant value, margin went from 37% in the first quarter of 2013 to approximately 44%. We took top line for almost no growth to a very strong growth as you saw last year. We significantly improved the content and the value of the pipeline.

And in the background probably underknown to you, we created a one path system which streamlines the way we interact with our key stakeholders mainly patients and physicians and payors and we also automated a large part of Shire. We simplified, streamlined and made all manufacturing more flexible. We have the first approved system by the FDA human disposable bioreactors. So all of that should place in the background, while still delivering excellence, if not outstanding financial result, and by the way, more than doubling the share price and building a great team and giving people great opportunities.

Now we’re entering soon Phase 2. Phase 2 is about declaring now that we have gotten our house in order, where do we want to go. We’ve had many choices; because we are managing a number of great businesses, but when we look at Shire, we felt that the best way forward and the most attractive segments to be in is rare and rarish diseases and very select specialty areas. So with that in mind, along the way, we’ve made a number of attractive acquisitions, and we plan to continue to do that. ViroPharma, NPS, Sacode all companies that we have integrated, extracted the synergies from and increased in many cases, the top line, or gotten significant progress on the pipeline. But we are not stopping there, we want to continue, we want to continue to build the company through a string of pearls. We also know that Phase 2 is not going to be perfect, we potentially will make acquisitions, acquire things, work on things that you may say My, I am not totally sure that is 100% perfect fit with a rare disease focus. Well, you don’t get from Point A to Point B often in a straight line, sometimes you have to make small deviations. They just have to make a lot of sense, so we plan over the next coming years to do what we are really good at, building our pipeline, integrating further businesses, strengthening the base and continue the path towards becoming a rare disease focus by big companies. It also gives us optionality, certain businesses may or may not be a perfect fit for Shire, as we move down this trajectory. What is clear is that we will show financial discipline, we will continue to deliver result even in tough years like 2015, where we are facing foreign exchange headwind, we are having Intuniv generazation in the U.S, but we still progress our pipeline significantly. Phase 3 in a few years is all about coming out - you can say the awfully dark into the beautiful white swan, which is to be the company, we want to be which is to the high-growth, top and bottom line, streamline, super-efficient, rare disease focused company that everybody would want to own and admire.

So where does Baxalta fits into all of this? Baxalta is the great fit for Shire. It was a great fit to Shire second phase, it gives us a broader phase, it’s a company that also strives to be a leading rare disease company, it has clear and attractive synergies, it is diversifying for both companies, it gives us optionality we don’t have as either standalone company. And it’s a company that will not have $10 billion in sales by 2020 as Shire will have that or $8 billion in sales that they will have on a standalone basis. This is a company that will have $20 billion in sales by 2020, a unique, attractive and focused pipeline.

Shire will dramatically increase its 40% of business in rare diseases to 65% by the end of the decade. We will have 30 clinical programs delivering potentially $5 billion of additional sales, double-digit top line, unique pipeline, we will go for a like to own to a must own stock together and we get a lot of optionality, great financials and a great pipeline, great manufacturing, great people.

It’s a good fit for Shire, Shire focused on this, we’re not obsessed, I’m not going to be sitting here with you today and discuss deal tactics, who spoke to whom, who picking up the phone, are they are going to be cash in the deal, what’s the accretion rate, what are the synergy numbers, because we still want to get to a negotiated deal on friendly terms, between two companies that have a very, very supplementary, complimentary strategy.

But the most important message I want to leave you with is not that Shire has had two to three years of great performance and as significant internal synergy program delivering phenomenal top and bottom line growth extracting a lot of value dramatically improve financials on a great pipeline. I want to say to you, we can do that together with Baxalta in Phase 2 and we will have financial capacity to tuck in small and large companies probably mainly focused in the rare disease company.

But finally, I want to say to you, it’s the focus of mine, it’s the focus of some people of my management team, but it is not an obsession, we continue to look at all the deals, we continue to drive top and bottom line, we continue to overcome a challenging 2015, we know lifitegrast is important, we know 607 for retinopathy of prematurity is important, we want to get Maribavir into Phase 3, we want to take the new Meritage compound, Eosinophilic esophagitis and get that into Phase 3. We want to continue to drive the intrathecal program and our many other very attractive last stage clinical programs.

So we are focused, we are optimistic, we think the deal makes sense for both parties. It’s attractive for our shareholders, it diversifies the base, it gives double-digit growth still with its combined company. For their shareholders it gives diversification, immediate basically increased the value, the ability to diversify and participate both in synergies and in an attractive growth company that has higher growth than they would have on the standalone basis.

And one of the most attractive rare disease focused companies in the world. I think that’s a very attractive opportunity for their shareholders but in this situation it’s also very attractive for our shareholders and absolutely still optimistic that we will get there, but we will be disciplined, we will be patient and we will be focused and not obsessed. And I’m sure you will do the same thing as investors.

I think don’t have anything else and we will open up if you have any questions.

Q&A

<Q> - Nicolas Guyon-Gellin: Thank you very much, Flemming. You mentioned lifitegrast so the PDUFA date is approaching on the 25th October. Could you please walk us through the various scenarios and how OPUS-3 results fits into that?

<A> - Flemming Ornskov: So I’m not a personality that likes to be beaten up, but it has happened a bit in this job. One of my first acquisitions in 2013 was to buy a company called SARcode. A lot of people said what you are buying here is graveyard because a dry eye is known to be such. No one is ever going to get another product into that market.

Well, then we had the ups and downs of OPUS-2. We had people yelling at us because there was another disappointment. But in 2014, I have a very resilient and outstanding team, we sat down with the FDA, we presented the totality of the data covering symptoms and signs in a broad range of dry eye patients, 1,800 plus individuals in our clinical program. And I think we must have done something positive with FDA, because when we submitted the file in March of this year, we not only got the file accepted, we also got priority review.

Dry eye is a very frequent condition. It’s a very attractive market. I think you can know the restasis sales and realize that they have a very attractive compound in terms of its sales and profitability. But we also know that the barrier to entry is regulatory approval. So we continue down the path advocating for the totality of the data. We think we’re making good progress. I wish I could but I cannot sit here today and guarantee you that we will get approved by the PDUFA date of October 25. What I can guarantee you is my team and I will do the very best to get the product approved because we think we were the totality of the data, approving beyond doubt that we have, excellent symptom and science data and we have shown that in a consistent reproducible manner.

But we are people that knows the value of approval and NPV, so we have a safety blanket that we have thrown out a few years ago in terms of starting another trial for symptoms that is OPUS-3 that will read out in the fourth quarter of this year. So should we be in the may be not preferred option in not getting approval, but getting a complete response by October, then we still are very optimistic of the outcome of OPUS-3, which is an outstanding very large study for the symptoms of dry eye and remember OPUS-2 was the first study ever to show statistically significant data in symptoms of patients with dry eye disease.

The market was attractive. We are prepared to enter the market whenever it happened. We are ready. And we think we know the market, we have a great team and we look forward to launching this product into the U.S. market and then starts thinking about how we’re going to get it into Europe and how we’re going to get it into Japan and there OPUS-3 will also help us in that context.

<Q> - Nicolas Guyon: And so let’s assume lifitegrast gets approved, so what kind of commercial infrastructure you need and importantly how did you plan to position it and differentiate it versus restatsis?

<A> - Flemming Ornskov: Well, I think the dry eye market is a large market, I don’t know the exact number. I would image over a million patients is currently, periodically on restatsis. It’s over a billion dollar compound, but we do know that a lot of patients have tried restatsis and for various reasons, some of them being related to side-effect, have stopped taking the product, other patients have for various reasons not entered the market may be due to some of the characteristics of restasis or because they haven’t caught over the threshold of finding a product that fitted what they were looking for. So there is significant opportunity in this market and there is clearly a space an opportunity for both products. We have asked for and we want to get signs and symptoms. We think the characteristics of Shire’s products in terms of the data of symptoms and signs, time to onset and tolerability profile would be a very attractive options for patients in the dry eye market and I am not going to sit here and tell you how many representatives, how many medical people, what I can assure you all the preparations whether fits in manufacturing, on the medical side, on the commercial side, it’s full underway and we have a top notch team with many, many years of experience in this field. So, I feel very confident, when we get approved that we’re ready to launch this product in the U.S. and then we’ll start thinking not only about the U.S., but the opportunities is very large ex-U.S. market like Japan, Canada, and Europe.

<Q> - Nicolas Guyon-Gellin: you briefly touched on 607 for Retinopathy of Prematurity. Could you maybe remind us of the timelines for the Phase 2 for the trial, what’s the main hurdles are and ultimately I would say to what extent that they too could be pivotal?

<A> - Flemming Ornskov: What you don’t know about me is that before I became a physician in Denmark, I worked three years as the respiratory assistant nurse in a neonatal intensive care unit. That’s decided from the person that I wanted to become a pediatrician focused on the neonatology and my first job after I finished medical school was to get into field and work in the same unit.

I had the opportunity to be in the neonatal intensive unit, when surfactant came out. That was a revolution in neonatal intensive care, broncho dysplasia or bronchopulmonary dysplasia was a basic characteristics where small babies born typically below week 30 or many - week 28 could not breath, they were very high mortality rate. I had to spend a significant part of my call working on inserting on a dramatic circumstances thoracic tubes into small baby’s chest. When surfactant decreased the need for that and was the clear revolution in respiratory care for neonatal intensive unit.

But I also saw when I worked there that oxygen, which you often have to give in very high percentage with or without high frequency ventilation, which came later often lead to blindness in these cases. So, now you have parents that get a baby born typically before week 28. Now that only has - this kid a high degree of risk for some handicaps mentally or physically, but also a high risk of blindness.

These 60,000 kids that are born in the top five European countries and in the U.S. that have a gestational age below week 28. 50% to 70% of them have some degree of Retinopathy of Prematurity, which affects the retina and leads them to have a very high risk of blindness. 607 is the first product that ever have shown data that’s absolutely outstanding in treating and preventive this particular condition. We bought this compound of a Swedish group of investigators. It is now in Phase 2. It reads out in the second half of next year.

We have a trial, one of the largest in neonatal medicine running around the world including the U.S. We have endpoints which is retinopathy of prematurity of more than a 50% reduction in that. We have growth velocity because these babies need to grow, Insulin-Like Growth Factor 1, which is what this product is stimulates growth. It also improves lung function, so we also have bronchopulmonary dysplasia, is one of the end point and we also have discharged for neonatal intensive care unit. I think you all know what the daily cost is for a kid in the neonatal intensive care unit. This is a potential breakthrough product. We look forward to the data next year. I think the FDA will require a Phase 3, but I’m also very optimistic that we will have outstanding data and we will be ready to move into Phase 3. This is certainly leading a significant unmet need in the field.

<Q> - Nicolas Guyon-Gellin: Could you please say a few words about the launch trajectory of the two NPS assets GATEX and NATPARA. And notably, how did you - did you see any impact from the repositioning of both drugs?

<A> - Flemming Ornskov: So let’s go back to NPS, which we bought and concluded early this year. We took the calculator risk because we’re smart people, we’re not crazy risk taker to get the deal done before we had the PDUFA date of NATPARA. They’ve got the label and that we assume they would be getting that we’ve seen in diligence that we thought that we’re going to get.

So I think we took a good calculated risk. We also know that you need to educate and certify endocrinologists, if they want to prescribe NATPARA, which is for a condition called hypoparathyroidism. So, we have to date educated 2,300 endocrinologists in the U.S., 640 of them - no, sorry, 460 of them have basically filled in a form or several forms.

We have 650 referral forms today and we have 370 patients on active treatment with NATPARA. So that is a way over our internal estimate. The team has done an outstanding job. We’re seeing very positive feedback. We basically decided to have a physician in more severe cases of hypoparathyroidism and I’m very pleased with the trajectory and I’m very pleased with the 50 representatives we have in the marketplace and they’re doing an outstanding job.

GATTEX is also a product that was already launched, when we took it over.

May be I should say on NATPARA that in the first half of next year, we expect a regulatory decision in Europe under the name of NATPAR.

GATTEX, so GLP-2 that is for short bowel syndrome, so supplement two on some patients made an alternative to total parental nutrition. So in that particular situation, we have significantly accelerated the number of patients that are on treatment. We are now 597 patients on treatment, 542 of those are in the U.S., and we see very good progress. We had another Achilles heel when we took over the product, which is the situation that they had challenges getting into Europe. We yesterday got European pricing, very attractive pricing both in France and Germany and we feel very comfortable with that opportunity as well.

We saw that one of the issues that the NPS colleagues were struggling with was dropout rates. What we saw is that when we intensified the surround signed in terms of patient identification follow-up and reimbursement, we would do better. In Germany, we dramatically caught the dropout rate by having a different approach to the launch. And we have recently launched a new field force in the U.S. to supplement the specialty sales force we have that is selling GATTEX, which is basically to help with the patient identification, the access and we think that is going to help us in the U.S. with patient maintenance on top of the unique one-path system we have for patient support.

So I feel very positive about it. And I think we’re going to see a very good trajectory in Europe now that have price and are hackling over the reimbursement. So I feel very good about that. And what I feel most good about is that patients are reporting back as all they are positioned that they actually can feel the effects of the products almost immediately.

<Q> - Nicolas Guyon-Gellin: Thank you. I think it’s time maybe for pose to see whether we do have any question in the room. Not at this stage, so may be Flemming I would say that’s another asset that is of course very important for you is VYVANSE. We have - I mean some good initial launch I would say for the binge eating disorder indication. Could you maybe tell us more and whether at this stage you have any reason to be more ambitious and more positive about this indication?

<A> - Flemming Ornskov: So I think that some people said to me recently in some one on ones, I hear not as mere source, but probably from some other people that you’re assuming some revenue synergy in the potential deal with Baxalta. Do you have any proof that you ever have been able to basically dramatically improve either growth rates of your own products or other people’s product that you have acquired. And I think if you want to see what commercial focus does to a product, you should look at VYVANSE.

In 2013 when I took over Shire VYVANSE was flattish in its growth. The majority of the sales of VYVANSE came from a flattening adolescents, pediatric environment. We were under represented in prescription. In the adult area, we were basically changing the bonus structure of the incentive structure. We were cutting down on the sales representatives. We had group pools bonuses versus individual bonuses.

I employed a new team of leaders on the sales force. I brought in some excellent people that I’ve worked with before. We changed the incentive structure. We refocused the organization on the faster growing adult segment of ADHD. We got a binge eating disorder as a new indication for VYVANSE. We’ve launched a very innovative campaign with disease awareness with Monica Seles that scored some of the highest awareness numbers I have ever seen.

We basically redirected the forces on the sale side, the medical side. We focused in on the adult part. And I think what you’re seeing were the phenomenal growth is that Shire did not - for many, many quarters and years outgrow the market with VYVANSE. I think you’ve seen on the weekly basis almost consistently since the launch of the binge eating disorder that we have outgrown the market with several percent. We continue to do that. We have very strong prescription growth. The product is doing extremely well. We have strengthened our formulary status. And I think that shows that focus and execution is something under commercial side where we’re very good at and I feel very proud about what the team has done.

Remember, this is an under penetrated marketplace as there is two million plus patients, only 4% diagnosed and treated. And I think we’re just at the beginning of that. I cannot give you what the growth trajectory is due to binge eating disorder or ADHD in adult because we don’t get that broken down by IMS, but I’m sure it’s a mix of the two, but I’m sure binge eating disorder is driving that and I’m very proud of my team and how well they are doing.

<Q> - Nicolas Guyon-Gellin: So there is no point for me trying to ask once again the sales for binge eating definitely. Let me move then to...

<A> - Flemming Ornskov: I would imagine that keeps going off with the numbers, but I’m not giving you the number.

<Q> - Nicolas Guyon-Gellin: And another topic that is, I mean right now not definitely at the very center of attention, but that’s very — it used to be very recurrent at Shire, its patent litigation. Could you update us on the two important ones, so on the one hand VYVANSE, and on the hand the one of LIALDA please.

<A> - Flemming Ornskov: Yes, so I think may be I may comment one more thing about VYVANSE and I’ll back to the patent. I think the other thing that may have become a little bit unnoticed to a number of people, but if you are interested to in growth and sales and longevity of an outstanding ADHD franchise where VYVANSE and we’ll go back to the patents as patents until last 2023 with pediatric extension as an opportunity. You will see that it’s clear a focus for me to secure the longevity of that franchise. We basically pulled 465 which is a long acting product for mainly I think the adult ADHD market opportunity for broader indication in the adult in the ADHD market down from the shelf.

It is now in also pediatric trials. We should get data and could be able to file. It is a six months review time that is destined for this most likely. In 2017, our market research shows that this is an incredibly attractive product that could certainly substitute VYVANSE in a number of patients and we will be very well positioned, given us long acting in the adult population that has patents until the end of the next decade. So very attractive.

The patent situation well, Shire is always been challenged from patents. It’s quite clear when you have an attractive molecule as the VYVANSE molecule, you’re going to be challenged. We have a very strong portfolio, 19, I think composition of matter, patents for VYVANSE and multiple 200 plus, I think cross references. I feel very good about the patents state for VYVANSE. People have tried different ways to challenge that status and ongoing challenge, which is at the appellate circuit and there is no date for a rendition of anything. It could be rejected back to the lower or sent back to the lower court. So I sleep well with that at night.

LIALDA has had many, many patent challenges. We have five ongoing patent challenges right now. There is no pending court cases at this case that I am aware of. I think that’s just an ongoing situation we have to live with and we feel comfortable, but we will deal with that as that comes up.

<Q> - Nicolas Guyon-Gellin: I think we only have the time for one final question from the room if any.

And I think we’re good.

Thank you very much for the time Flemming.

Flemming Ornskov:

Thank you.